New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Marcel R. Fausten

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax marcel.fausten@davispolk.com

CONFIDENTIAL

June 12, 2020

Re: Freeline Therapeutics Holdings Limited Draft Registration Statement on Form F-1 Confidentially Submitted on May 6, 2020 File No. 377-03158

Mr. Alan Campbell

Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Murphy:

On behalf of our client, Freeline Therapeutics Holdings Limited, a private limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 3, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a marked copy of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on May 6, 2020.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Summary, page 1

1.

We note your disclosure that the AAVS3 capsid has been observed to have up to six-fold higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes in both preclinical and clinical settings, but the only head to head comparison discussed in your document is a preclinical study. To the extent your statement is not based on a head to head comparison in the clinic, please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 6, 112, 130 and 140 of the Amended DRS in order to remove reference to comparisons of transduction efficiency in clinical settings. The Company supplementally advises the Staff that, as described on page [136] of the Amended DRS, the Company has conducted head-to-head preclinical in vivo studies comparing the human xenograft mice model between our AAVS3 capsid and each of AAV5, AAVrh10, AAV8 and certain other vectors commonly used in many other gene therapies. It is common practice to conduct head-to-head comparisons in preclinical models that reflect the human disease in order to inform the design and clinical development of product candidates. In the Company’s preclinical studies, transduction of primary human hepatocytes with AAVS3 pseudotyped vectors was significantly higher as compared with the other vectors listed above. Thus, the Company believes those head-to-head comparisons support the revised statement that the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes in preclinical settings.

2.

We note your statement that FLT180a has shown potential to provide patients with a functional cure for hemophilia B and your statement on page 131 that you believe FLT190 has the potential to provide a functional cure to Fabry disease. Please delete these statements here and throughout the document given the fact that FLT180a and FLT190 are each still at an early stage of development and only a small number of patients have been dosed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 113, 130, 131, 145 and 152 of the Amended DRS.

3.

We note your disclosure here and throughout the prospectus referencing “the adoption of [y]our products,” your plan to “accelerate” timelines for your product candidates, “rapidly advancing the clinical development of FLT190,” the “rapid development of new liver-directed AAV gene therapy candidates,” and the ability to “rapidly advance” your earlier stage products and your proprietary programs into the clinic. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 5, 7, 8, 25, 138, 141, 142, 143, 153, 164 and 168 of the Amended DRS.

Our Pipeline, page 4

4.	Please include a column for each of Phase 1, Phase 2 and Phase 3 in your pipeline chart both here and on page 133.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 133 to add a Phase 3 column to the Company’s pipeline chart. The Company supplementally advises the Staff that, because the Company’s current research programs are focused on gene therapies for severe, life-threatening diseases, its product candidates may be too inherently potent to be ethically administered to healthy volunteers as would more typically be the case in Phase 1 studies for other types of therapeutics. Accordingly, the Company cannot conduct traditionally distinct Phase 1 and Phase 2 studies and must instead, in accordance with regulatory authority guidelines and guidance, evaluate its product candidates in a limited patient population in combined Phase 1/2 studies.

Our Strengths, page 6

5.

Please revise your statements here and elsewhere in the prospectus that certain of your therapeutic solutions and your technology are potentially “best-in-class.” These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing such approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised these statements on pages 7, 141 and 164 of the Amended DRS.

6.

We note your disclosure that your strengths will allow you to build upon your “leadership position in treating inherited systemic diseases.” We note that you have only dosed a limited number of patients in the Phase 1 portions of your ongoing clinical trials and do not have any approved products. Please substantiate this statement or revise your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 140 of the Amended DRS.

Our Strategy, page 8

7.

We note your statement here that you have retained development and worldwide commercial rights to all of your liver-directed gene therapy product candidates, which is repeated on page 143, and your statement on page 168 that you have retained global rights to all of your programs. Please balance these statements to make clear that you in-license intellectual property rights that are key to your product candidates and your manufacturing process.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 8, 112, 130, 143 and 168 of the Amended DRS.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 11

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it has not at this time prepared or used any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with copies of any such written communication materials to the extent any such materials are prepared.

Material Weaknesses, page 89

9.	Please disclose an estimate of when you expect to hire the personnel needed to remediate the material weakness. Disclose also your estimate of how many additional personnel are required.

Response: The Company respectfully advises the Staff that it has hired a new US GAAP technical specialist to provide the Company with expertise around SEC reporting requirements. The individual commences employment with the Company on June 24, 2020. Additionally, before the end of 2020, the Company intends to hire two additional finance and accounting personnel to add technical experience and help facilitate adequate segregation of duties in an effort to remediate the material weaknesses described on pages 90 and 127 of the Amended DRS. The Company has revised the disclosure on pages 90 and 127 of the Amended DRS to note that in the nearer term, the Company expects to rely on an external accounting consulting firm to provide additional depth and breadth to its technical accounting and financial reporting capabilities as it prepares to hire additional personnel.

Use of Proceeds, page 100

10.

Please clarify whether you anticipate that the proceeds from the offering will also be sufficient to complete the Phase 1/2 MARVEL-1 trial for FLT190. If not, please disclose the amount and sources of funds that will be required to complete MARVEL-1.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it anticipates that the proceeds from the offering, together with its existing cash, will be sufficient to complete the Phase 1/2 MARVEL-1 trial for FLT190. The Company has revised the disclosure on pages 13 and 100 of the Amended DRS.

Dilution, page 108

11.

We note that the historical net tangible book value should be $85 million using total assets less total liabilities, excluding intangible assets. Please clarify the net tangible book value of $90 million disclosed on page 108 or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 of the Amended DRS.

Business Overview, page 131

12.

We note your disclosure that there are approximately 9,000 individuals with hemophilia B in the United States and five major European markets and your disclosure on page 152 that Fabry disease affects approximately one in 40,000 males. We further note your statement on page 151 that patients with antibodies to AAVS3 above a certain threshold are not eligible for treatment with your product candidates. Please clarify your disclosure on page 131 and page 152 to discuss how many patients you believe you will be able to treat with your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 131 and 152 of the Amended DRS to clarify that the current number of patients eligible to be treated with the Company’s product candidates is less than the total estimated number of hemophilia B and Fabry disease patients otherwise described on those pages of the Amended DRS. As stated on page 151 of the Amended DRS, the Company’s preclinical studies to date have demonstrated the seroprevalence of anti-AAVS3 antibodies—which renders patients ineligible for gene therapy—in approximately 50% of the population, with some variance across regions and age groups. As a result, only a portion of the individuals with hemophilia B and Fabry disease could be treated with a gene therapy such as the Company’s AAVS3-based gene therapies. However, in conjunction and concurrently with its FLT180a and FLT190 Phase 1/2 clinical trials, the Company has conducted and is continuing to conduct separate studies aimed at expanding the pool of patients who could benefit from treatment with the Company’s product candidates. In a preclinical study in which anti-AAVS3 antibody levels were measured in plasma samples from patients who underwent multiple rounds of apheresis, the Company showed that apheresis can reduce anti-AAVS3 antibodies to a level that would change patients’ status from ineligible to eligible for treatment with FLT180a and its other AAVS3-based products, in at least half of the seropositive patients. The Company has revised the disclosure on pages 131 and 152 of the Amended DRS.

Our Lead Gene Therapy Product Candidate: FLT180a for the Treatment of Hemophilia B, page 143

13.

We note your statement that you believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has potential to bring patients into the normal FIX range and to provide patients with WFH-recommended FIX levels over time. We further note that you cite uniQure and Spark Therapeutics as competitors with treatments for hemophilia B in Phase 3 clinical trials. Please tell us why you believe that those competing therapies will not bring patients into the normal FIX range.

Response: The Company respectfully advises the Staff that both uniQure and Spark Therapeutics have publicly announced that they have entered Phase 3 clinical trials and that they plan to dose their product candidates at 2e13 vg/kg and 5e11 vg/kg, respectively. In published results from Phase 2 clinical trials conducted by uniQure and Spark Therapeutics at these doses, FIX activity levels within the clinically normal range, as defined by the World Federation of Hemophilia, have not been observed to date. Based on publicly reported data to date, the Company believes that uniQure’s product candidate has a mean FIX activity level of 41%, while Spark Therapeutics’ has a mean FIX activity level of 22%. By comparison, as of March 31, 2020, the Company had dosed ten patients with FLT180a in our Phase 1/2 dose-finding trial, known as B-AMAZE, in four different dose cohorts, as described on pages 147 and 148 of the Amended DRS. Of these ten patients, seven of them have FIX activity levels above the lower limit of the normal range of 50%, and the mean FIX response of the four patients in the most recent cohort of 9.75e11 vg/kg, is 99% at the three-week time point. FLT180a also has induced stable expression of FIX for over two years in the first dose cohort of 4.5e11 vg/kg. The mean FIX expression in this two patient cohort was 38% at 52 weeks, and following an additional 52 weeks, or two years after infusion, the Company has continued to observe a durable response of 38% mean FIX activity in this cohort. Based on the responses observed, the Company believes that a dose at or close to 9.75e11 vg/kg will durably bring the majority of patients within the normal range of 50% to 150% FIX activity. As a result, the Company believes that it is the only company that has demonstrated the ability to bring hemophilia B patients well into the normal FIX activity level range of 50% to 150%.

Our Strategy, page 143

14.	We note your disclosure that you are at the “forefront” of CMC and manufacturing. Please substantiate this statement or revise to make it clear that this is management’s belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 143 of the Amended DRS.

Collaborations and License Agreements, page 175

15.

We note your disclosure regarding the license agreements with The Rockefeller University, Children’s GMP LLC and St. Jude Children’s Research Hospital. Please file these agreements as exhibits to your registration statement or tell us why you believe they are not required to be filed.

Response: The Company acknowledges the Staff’s comment and will file an executed copy of the license agreement with St. Jude Children’s Research Hospital with a future amendment to Amended DRS prior to effectiveness.

With respect to the license agreements with The Rockefeller University (the “Rockefeller Agreement”) and Children’s GMP LLC (the “Children’s GMP Agreement” and together with the Rockefeller Agreement, the “Cell Line Agreements”), the Company respectfully advises the Staff on a supplemental basis that the Company has determined that the Cell Line Agreements are not required to be filed because they are (a) not material to the Company pursuant to Item 601(b)(10)(i) of Regulation S-K, and (b) of a type that ordinarily accompanies the kind of business conducted by the Company, and neither the Company’s business nor its product candidates (including FLT180a and FLT190) are substantially dependent upon such agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Rockefeller Agreement is a license for a cell line used in manufacturing and the Children’s GMP Agreement provides for the supply of such cell line. Both of these agreements are ordinary course agreements for a clinical-stage biopharmaceutical company and the Company is not substantially dependent upon either of such agreements. Moreover, the Company believes that alternative and similar cell lines to the HEK293T cell line licensed and supplied to the Company under the Cell Line Agreements are readily available in the biotechnology industry. Accordingly, the Company believes that it is not substantially dependent on the intellectual property or the HEKT293T cell line licensed and supplied under the Cell Line Agreements, because in the absence of these agreements, the Company could seek to contract with other accessible suppliers in the biotechnology sector which produce and provide comparable cell lines. Moreover, the initial and subsequent payments the Company is required to make pursuant to the Cell Line Agreements are not material in amount. Therefore, the Company respectfully submits that the Cell Line Agreements, and the intellectual property rights licensed, and the cell line supplied, to the Company under such agreements, are not material to the continued development or the eventual commercialization of its AAVS3-based product candidates. Accordingly, the Company has revised the disclosure of the Cell Line Agreements on page 175 of the Amended DRS to remove the detailed discussion of its Cell Line Agreements.

Management Share Option Scheme, page 208

16.

We note your disclosure in the prospectus that you intend to adopt a share option scheme in connection with your offering. On page 14 of the document, you state that you intend to adopt a 2020 Equity Incentive Plan in conjunction with the consummation of the offering. If these are two separate equity incentive plans, please clarify the disclosure. If the references are to the same plan, please standardize the language.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 208 of the Amended DRS.

Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Marcel R. Fausten
Marcel R. Fausten

cc: Via E-mail
Chris Hollowood, Executive Chairman

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP

Mitch Bloom
Edwin O’Connor Goodwin Procter LLP